REED SMITH LLP Riverfront Plaza - West Tower 901 East Byrd Street, Suite 1700 Richmond, VA 23219-4068 Telephone: +1 804 344 3400 Facsimile: +1 804 344 3410

W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	1301 K Street, N.W. Suite 1100, East Tower Washington, DC 20005-3317 Phone: +1 202 414 9200 Fax: +1 202 414 9299

June 26, 2014

VIA EDGAR SUBMISSION

Catherine Gordon

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	USCF ETF Trust, et al., File No. 333-196273; 811-22930
Registration Statement on Form N-1A under the Investment Company Act of 1940

Dear Ms. Gordon:

On behalf of the registrant, USCF ETF Trust (the “Registrant”), and its sole series, the Stock Split Index Fund (the “Fund”), we are responding to your letter dated February 14, 2014, in regards to the above-referenced filing. For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 (the “Amendment”) attached hereto.

We note that the initial registration statement on Form N-1A, filed on January 17, 2014, (the “Initial Registration Statement”) was inadvertently filed only under the Investment Company Act of 1940 (the “1940 Act”). The Registrant filed under the Securities Act of 1933 on May 27, 2014 (File No. 333-196273).

Prospectus

Fees and Expenses of the Fund (p. 3)

1. The prospectus states that the “USCF Advisers LLC (the ‘Adviser’) has contractually agreed to waive its management fee and/or reimburse the Fund for ‘Other Expenses’ until January XX, 2015.” In your response, confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement. Otherwise, please delete the captions and footnote disclosure relating to such waivers and reimbursements. See Instruction 3(e) to Item 3 of Form N-1A.

NEW YORK ¿ LONDON ¿ HONG KONG ¿ CHICAGO ¿ WASHINGTON, D.C. ¿ BEIJING ¿ PARIS ¿ LOS ANGELES ¿ SAN FRANCISCO ¿ PHILADELPHIA ¿ SHANGHAI ¿ PITTSBURGH

MUNICH ¿ ABU DHABI ¿ PRINCETON ¿ NORTHERN VIRGINIA ¿ WILMINGTON ¿ SILICON VALLEY ¿ DUBAI ¿ CENTURY CITY ¿ RICHMOND ¿ GREECE

Catherine Gordon June 26, 2014 Page 2

Response: The Registrant confirms that the Expense Limitation Agreement between the Fund and the Adviser will be in effect for at least one year from the effective date of the registration statement. The Amendment has been appropriately amended and discloses a date at least a year after the anticipated effective date.

2. Disclosure elsewhere indicates the Adviser may recoup previously reimbursed expenses. Please disclose in a footnote to the fee table the existence of and any material terms regarding the recoupment agreement. Please note that recoupment should be limited to three years after the date of the waiver/reimbursement, and only to the extent that the recoupment does not cause Fund expenses to exceed the level of the cap in place at the time of the waiver/reimbursement.

Response: The Registrant has amended the Expense Limitation Agreement and the associated disclosures to reflect the three year limit for recoupment. Further, the existing footnote explaining the fee waiver and reimbursement has been expanded to explain possible recoupment up to the then existing fee limit.

3. The hypothetical example of the costs of investing states that “[t]his example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same.” Confirm that if the waiver and/or reimbursement to the Fund is accounted for in the example, it is only for the term of the waiver/reimbursement contract, i.e., the first year only.

Response: The Registrant has added a footnote to the example explaining that the Expense Limitation Agreement is accounted for in both the 1-year and 3-year examples in accordance with the Adviser’s expectation that the Expense Limitation Agreement will be in place through the duration of the example period.

Principal Investment Strategies of the Fund (p. 4)

4. The second paragraph states that the Index is “an equally-weighted index, rebalanced monthly, comprised of companies listed on a U.S. Exchange.” Is the Index composed of domestic, foreign and/or emerging market securities? If so, provide relevant strategy disclosure. Similarly, is the Index composed of common, preferred and/or other classes of securities? If so, provide relevant strategy disclosure.

Response: The Index includes both domestic and foreign equities, as long as such equities are traded on a U.S. Exchange. Accordingly, such disclosure has been added to the Amendment. Further, the Index only contains common class stock and such disclosure has also been added to the Amendment.

5. The second paragraph states that the “Index is based on the model portfolio of the stocks of companies that have recently split as published each month in the ‘2 for 1 Newsletter’ (the ‘Newsletter’).” The fourth paragraph states that “[t]he Index is sponsored by Neil MacNeale, Inc. (the ‘Index Provider’). The Index Provider is also the publisher of the Newsletter and has been since 1996.” Disclose whether the Index Provider and/or the Newsletter are registered investment advisers.

Catherine Gordon June 26, 2014 Page 3

Response: The Registrant has added the disclosure that neither the Index Provider nor the Newsletter is a registered investment adviser.

Investment Strategy Risks (p. 5)

6. The first paragraph states that “[t]he Fund’s investment strategy is to invest solely in stocks included in the Index.” [Emphasis added.] Explain how the Fund “solely” invests in stocks included in the Index provided the discussions of various securities and strategies in the (i) Principal Investment Strategies of the Fund (p. 4), (ii) the Principal Investment Strategies (p. 9) and (iii) Statement of Additional Information (“SAI”), Investment Strategies and Risk (SAI pp. 5-9). Specifically note the following:

a.	Money market instruments. The first paragraph of the Principal Investment Strategies of the Fund (p.4) states that “the Fund may invest in … cash equivalents or money market instruments … and money market funds.” If so, explain the risks of investing in these types of investments.

Response: The word “solely” was removed from the introduction of investment strategy risks to more properly mirror the stated investment strategy. As part of the investment strategy, the Fund may hold cash, cash equivalents, and money market instruments to improve the administration of the Fund and to assist in the Fund’s ability to passively invest and track the Index. Accordingly, the risks of cash, cash equivalents and money market instruments have been added.

b.	Repurchase Agreements. The first paragraph of the Principal Investment Strategies of the Fund (p.4) states that “the Fund may invest in … repurchase agreements …” If so, please provide relevant disclosure.

Response: We have removed the reference to repurchase agreements. The Fund will not hold repurchase agreements. To the extent the Fund anticipates any exposure to repurchase agreements it would be through money market instruments for which appropriate risk disclosure has been added.

c.	Foreign/Emerging Markets. Consistent with question 4 above, provide any appropriate disclosure regarding foreign securities, including emerging market securities, consistent with the discussion in the Investment Strategies and Risk (SAI pp. 4-9).

Catherine Gordon June 26, 2014 Page 4

Response: The Index includes foreign companies listed on U.S. exchanges and a principal investment risk has been added to reflect the risk of foreign companies. On the other hand, the Index does not include emerging market securities, and emerging market investments are not anticipated to be part of the Fund’s assets.

d.	Common/Preferred Stock. Also consistent with question 4 above, provide any appropriate disclosure regarding any classes of securities included in the Fund.

Response: The Fund only anticipates holding common stock. A risk disclosure for common stock has been added as part of the market risk section.

e.	Derivatives. Consistent with question 8 below, specify all types of derivatives in which the Fund may invest as part of its principal investment strategies and disclose the specific risks associated with each type of derivative.

Response: The Fund does not anticipate investing in derivatives. Accordingly, references to such as an investment strategy have been removed.

f.	Small-, Mid- and Large-Cap Securities. Include disclosure of risks associated with investing in small-, mid- and large-cap stocks, consistent with the discussion in the Principal Investment Strategies of the Fund (p.4) that “[t]he company stocks selected may be from a wide range of industries and from a wide range of market capitalizations.”

Response: An appropriate disclosure for each level of capitalization has been added to disclose potential risks of each category.

g.	Securities Lending. Confirm whether securities lending will be a principal strategy of the Fund. If it will be, provide the appropriate strategy disclosure. If not, explain why it is referenced in the principal risk section.

Response: Securities lending is not a principal strategy of the Fund. The risk disclosure has been moved to the SAI to reflect that securities lending is not a principal risk.

h.	Debt Security Risk. Confirm whether investing in debt securities will be a principal strategy of the Fund. If it will be, provide the appropriate risk strategy disclosure consistent with the discussions regarding “Interest Rate Risk,” “Call Risk,” “Prepayment Risk,” lower grade bonds (“Risks Related to the Economy”) and “Non-investment Grade Securities” in the SAI, Investment Strategies and Risk (SAI pp. 5-9).

Response: Debt securities will not be a principal strategy of the Fund, other than cash and cash equivalents.

Catherine Gordon June 26, 2014 Page 5

i.	Short Selling. Confirm whether short selling will be a (principal) strategy of the Fund. If so, include appropriate disclosure in the prospectus.

Response: Short selling is not a principal strategy of the Fund.

Additional Investment Objective, Strategy and Risk Information

Investment Objective (p. 8)

7. The third paragraph states that “[t]he composition of the Index is reviewed monthly and a determination is made as to whether to add one or more new stocks to the Index.” The paragraph discloses that the Index Provider evaluates whether to add stocks to the Index, and the criteria used by the Index Provider to determine which securities to add. The prospectus also states that “[u]nder normal market conditions, the oldest stock will be dropped from the Index and a new stock will be added…” Disclose whether the Index Provider adds or removes securities from the Index not pursuant to the process described (e.g., corporate actions, mergers).

Response: The Registrant has added disclosure to the Investment Objective to further clarify the Index Provider’s procedures. There are only limited circumstance in which the index adds or removes securities not in accordance with the process and those limited situations are now disclosed.

Other Investment Information (p. 9)

8. The first sentence states that “[t]he Fund may invest in … forward contracts, futures contracts, options on futures contracts, options and swaps.

a.	Disclose the extent to which the Fund’s investment in derivatives in accordance with Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

b.	Explain your response, particularly in light of the following statement in the SAI, Investment Restrictions, restriction F (p.4) that “… the Fund cannot invest in derivatives until such time as the Fund has exemptive relief that permits such investments.”

Response: The Fund does not anticipate using any of the indicated derivatives. Accordingly, that provision has been removed.

9. The first sentence states that “[t]he Fund may invest in other investments that the Fund believes will help it track its Index … as well as in shares of other investment companies (including affiliated investment companies)…”

Catherine Gordon June 26, 2014 Page 6

a.	Disclose the extent to which the Fund intends to invest in other investment companies, if investments in investment companies other than money market funds are contemplated. If so, include appropriate strategy and risk disclosure.

b.	In particular, if applicable, include disclosure regarding acquired fund fees and expenses in the Fund’s fee table.

Response: The Fund does not currently intend to invest in other investment companies other than money market funds. Accordingly, that provision has been removed.

Additional Principal Risk Information About the Fund (p. 9)

Concentration and Diversification Risk (p. 10)

10. The third paragraph states that “[c]oncentration risk is the risk that the Fund’s investments will be concentrated in the stocks of companies in particular asset classes (such as small cap stocks or growth stocks) or the industry sectors (such as healthcare stocks) regardless of the investment risk presented by those asset classes or industry sectors. For example, if small capitalization stocks outperform the market and as a result a disproportionate number of such types of stocks experience a stock split, the Index will be concentrated in stocks in the small capitalization asset class. Accordingly, the Fund’s performance would be adversely impacted by a subsequent decline in small cap stocks to a greater degree than if the Index were not concentrated in small cap stocks.” [Emphasis added.] Explain how the use of the term “concentration,” is appropriate with respect to a discussion of asset classes, as the term generally applies to an “industry or group industries” consistent with section 13(a)(3) of the Company Act.

Response: While 13(a)(3) of the 1940 Act discusses concentration with respect to industry sectors, we do not believe such discussion precludes the application of the term “concentration” to market capitalization classes. Section 13(a)(3) discusses “concentration” solely in regards to changes in investment policy and does not attempt to define “concentration” to the exclusion of other reasonable uses. We believe it is appropriate in the currently used context because it is possible the Index could be concentrated within classes of market capitalization and potentially smaller capitalized stocks will be more volatile and expose investors to the capitalization risks discussed in the risk factors section. Accordingly, we believe the disclosure of “concentration” in regards to market capitalization and industry sector is a useful disclosure to potential investors.

Statement of Additional Information

Investment Restrictions (p. 9)

11. Restriction A states that “[a]s a matter of fundamental policy, the Fund may not: … [i]nvest 25% or more of its total assets in securities of one or more issuers conducting their principal business activities in the same industry or group of industries. The Fund will not invest 25% or more of its total assets in any investment company that so concentrates.” Explain how the Fund’s passive investment strategy will ensure compliance with this policy. In particular, how will the Fund, as an index fund, be able to comply with both its stated fundamental policy and its objective and/or principal strategy of tracking the Index, when the Index may itself be concentrated, potentially in violation of the Fund’s fundamental policy.

Catherine Gordon June 26, 2014 Page 7

Response: The Registrant has amended the disclosure to permit such concentration if the Index is so concentrated.

12. Restriction C states that the Fund may not “[m]ake loans except as permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief.” Describe the rules and regulations referenced. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

Response: The requested disclosure has been added.

13. Restriction G states that the Fund may not “[i]ssue senior securities, except to the extent permitted by the 1940 Act…” Describe the limitation referenced. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

Response: The requested disclosure has been added.

14. Disclose whether the Fund is “diversified” within the meaning of section 5(b)(2) of the Company Act. If the Fund is non-diversified, please provide appropriate prospectus disclosure. See Item 4(b)(1)(iv) of Form N-1A.

Response: The fund is non-diversified, as presently stated in the SAI under the “General Description of the Trust and the Fund.” A similar sentence was added to the “Principal Investment Strategies.” Further, the Prospectus currently includes a discussion of the risks of concentration and non-diversification.

Portfolio Managers (p. 19)

15. Consistent with Item 20 of Form N-1A, disclose whether the portfolio managers manage any accounts with performance-based fees.

Response: The requested disclosure has been added.

Other Information (p. 50)

16. The second paragraph states that “[f]or the purposes of the 1940 Act, the Fund is registered investment companies, and the acquisition of Shares by other registered investment companies and companies relying on exemption from registration as investment companies under Section 3(c)(1) or 3(c)(7) of the 1940 is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in the Funds beyond those limitations” Describe the limitations referenced. Revise the first sentence, which appears to be garbled.

Catherine Gordon June 26, 2014 Page 8

Response: The sentence has been edited to flow more smoothly. The requested disclosure has been added.

17. Confirm that the Fund has obtained exemptive relief required for ETFs and/or the status of any relief requested. If no relief has been sough, explain why relief is not required.

Response: The Fund has filed an exemptive application in connection with the Registrant. The exemptive application was filed February 13, 2014. We received comments from your colleague, Christine Greenlees, April 29, 2014 and filed an Amended and Restated Application on June 6, 2014.

The Amendment also contains minor changes and edits to enhance the clarity of the registration statement and more clearly elaborate on the information provided to investors.

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Heather Harker
Todd Zerega
Joseph Toner